Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2019

PAYMENT OF THE FINAL DIVIDENDS

APPOINTMENT OF DIRECTORS AND SUPERVISORS

APPOINTMENT OF CHAIRMAN OF THE SUPERVISORY COMMITTEE

AND

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the annual general meeting of the Company for the year 2019 (the “AGM”) was held in Beijing at 9 a.m. on 11 June 2020 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the payment of the final dividends for the year ended 31 December 2019, appointment of Directors and Supervisors, appointment of chairman of the Supervisory Committee, and change of members of the board committees of the Company (the “Board Committees”).

Resolutions Passed at the Annual General Meeting for the Year 2019

We refer to the notice of the AGM of the Company dated 22 April 2020 (the “Notice”), the circular of the Company dated 22 April 2020 in relation to the AGM (the “Circular”), the supplemental notice of the AGM dated 15 May 2020 (the “Supplemental Notice”), and the supplemental circular of the Company dated 15 May 2020 in relation to the AGM (the “Supplemental Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular and Supplemental Circular.

The Board is pleased to announce that the AGM was held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC at 9 a.m. on 11 June 2020 by way of physical meeting.

The meeting was convened by the Board, and was chaired by Mr. Dai Houliang, Chairman of the Board. Some of the Directors and Supervisors, as well as secretary to the Board, attended the AGM. Other relevant members of the senior management were also present at the AGM. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the report of the board of directors of the Company for the year 2019.	153,658,959,801	99.804857	51,468,018	0.033429	248,973,189	0.161714
2.	To consider and approve the report of the supervisory committee of the Company for the year 2019.	153,659,067,801	99.804927	51,382,218	0.033374	248,950,989	0.161699
3.	To consider and approve the financial report of the Company for the year 2019.	153,659,078,101	99.804934	51,194,218	0.033251	249,128,689	0.161815
4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2019 in the amount and in the manner recommended by the Board.	153,703,418,318	99.833734	7,322,201	0.004756	248,660,489	0.161510
5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2020.	153,703,260,618	99.833631	7,327,701	0.004760	248,812,689	0.161609
6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2020 and to authorise the Board to determine their remuneration.	153,279,802,431	99.558586	430,462,188	0.279594	249,136,389	0.161820

7.	To consider and approve the election and appointment of the following persons nominated as directors of the Company (Cumulative Voting):	Number of votes cast	Percentage(%)
	(1) Liu Yuezhen as a director of the Company;	152,052,226,784	98.761249
	(2) Duan Liangwei as a director of the Company.	149,861,574,936	97.338372
8.	To consider and approve the election and appointment of the following persons nominated as independent non-executive directors of the Company (Cumulative Voting):	Number of votes cast	Percentage(%)
	(1) Elsie Leung Oi-sie as an independent non-executive director of the Company;	149,004,109,940	96.781430
	(2) Tokuchi Tatsuhito as an independent non-executive director of the Company;	153,698,198,178	99.830343
	(3) Simon Henry as an independent non-executive director of the Company;	153,676,633,696	99.816336
	(4) Cai Jinyong as an independent non-executive director of the Company;	153,701,346,001	99.832388
	(5) Jiang, Simon X. as an independent non-executive director of the Company.	153,701,312,102	99.832366
9.	To consider and approve the election and appointment of the following persons nominated as supervisors of the Company (Cumulative Voting):	Number of votes cast	Percentage(%)
	(1) Xu Wenrong as a supervisor of the Company;	153,700,170,909	99.831624
	(2) Zhang Fengshan as a supervisor of the Company;	153,369,452,453	99.616816
	(3) Jiang Lifu as a supervisor of the Company;	153,369,447,447	99.616812
	(4) Lu Yaozhong as a supervisor of the Company;	153,369,436,860	99.616805
	(5) Wang Liang as a supervisor of the Company.	153,700,171,388	99.831625

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
10.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board.	149,810,106,505	97.304942	3,899,571,814	2.532858	249,722,689	0.162200
11.	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB150 billion (the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue	153,701,752,419	99.832652	8,250,600	0.005359	249,397,989	0.161989

12.	To consider and approve, by way of special resolution, to grant a general mandate to the Board to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 10% of each of its existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing this resolution at the AGM and determine the terms and conditions of such issue.	148,922,257,901	96.728265	4,787,602,318	3.109653	249,540,789	0.162082
13.	To consider and approve the proposed amendments to the business scope of the Company and the proposed amendments to the articles of association of the Company.	153,697,797,671	99.830083	12,413,200	0.008063	249,190,137	0.161854

As the above resolutions numbered 1 to 10 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 11 to 13 were passed by two-thirds majority, the resolutions were duly passed as special resolutions.

As at the date of the AGM:

(1)

The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 13 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	115
Total number of voting shares of the Company held by such attending Shareholders or proxies	153,959,401,008
of which: A Shares H Shares	147,048,574,966 6,910,826,042
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	84.121177
of which: A Shares (%) H Shares (%)	80.345202 3.775975

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)

The poll results were subject to scrutiny by Zhang Keping and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Computershare Hong Kong Investor Services Limited. Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2019 are as follows:

The Company will pay final dividends of RMB0.06601 per Share (inclusive of applicable tax) for the year ended 31 December 2019. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 29 June 2020 (the “Record Date”). According to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi, and for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Save for the H Shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollars. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation amount for final dividends per Share	=	Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)		Average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 11 June 2020

The average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 11 June 2020, that is the date of the AGM at which the final dividends is declared, is RMB0.91424 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.07220.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on 1 January 2008, amended on 24 February 2017 and 29 December 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise Shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of nonindividual Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise Shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their Shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on 29 June 2020.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號), the Company is required to withhold and pay the individual income tax for its individual H Shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第35號)). For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 23 June 2020 (address: Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅[2014]81號)) which became effective on 17 November 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No.  127)(《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅［2016］127號)), which became effective on 5 December 2016, with regard to the dividends obtained by individual mainland investors from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2019, the Company’s register of members of H Shares will be closed from 24 June 2020 to 29 June 2020 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 23 June 2020. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 31 July 2020, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

Appointment of Directors and Supervisors

The Board is pleased to announce that according to the poll results of the AGM, Mr. Liu Yuezhen was elected as non-executive Director, Mr. Duan Liangwei was elected as executive Director; Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. were elected as independent non-executive Directors; Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong and Mr. Wang Liang were elected as Supervisors, effective immediately. Please refer to the Circular for biographical details of the Directors and Supervisors above.

Mr. Lin Boqiang and Mr. Zhang Biyi have not participated in the re-election of Directors due to regulatory limitation on term of office and have resigned as independent non-executive Directors with effect from 11 June 2020. Mr. Lin Boqiang and Mr. Zhang Biyi have confirmed that they had no disagreement with the Board and there are no other matters in relation to his resignation that should be brought to the attention of the shareholders. The Board would like to express its sincere gratitude to Mr. Lin Boqiang and Mr. Zhang Biyi for their contribution to the Company during their tenure of service as Directors.

The Board further announces that Mr. Fu Suotang, Mr. Li Jiamin, Mr. Liu Xianhua and Mr. Li Wendong were elected by the employees of the Company as the employee representative Supervisors in compliance with the requirements of the Company Law of the PRC and the Articles of Association, whose terms of office will be three years. The above-mentioned employee representative Supervisors will not receive any remuneration from the Company in respect of their service as employee representative Supervisors.

The biographical details of the above-mentioned employee representative Supervisors are as follows:

Fu Suotang, aged 58, is an employee representative Supervisor and concurrently as the secretary of the Party committee and general manager of the Company’s Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd. Mr. Fu Suotang is a professor-level senior engineer and holds a doctorate degree. He has nearly 40 years of working experience in China’s petroleum industry. He acted as the chief geologist and member of the Party committee of Qinghai Oilfield Branch from April 2007, the general manager and deputy secretary of the Party committee of Qinghai Oilfield Branch and the director of Qinghai Petroleum Administration Bureau from April 2014, and the secretary of the Party committee and general manager of Qinghai Oilfield Branch and the director of Qinghai Petroleum Administration Bureau from July 2015. He served as the general manager and deputy secretary of the Party committee of Changqing Oilfield Branch and the director of Changqing Petroleum Exploration Bureau from April 2017. In June 2017, he was appointed as an employee representative Supervisor. From April 2018, he served as the secretary of the Party committee and general manager of Changqing Oilfield Branch and the executive director and general manager of Changqing Petroleum Exploration Bureau Co., Ltd.

Li Jiamin, aged 56, is an employee representative Supervisor and concurrently the secretary of the Party committee and general manager of Lanzhou Petrochemical Branch of the Company and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd. Mr. Li Jiamin is a professor-level senior engineer and holds a master’s degree. He has nearly 35 years of working experience in China’s petroleum industry. He served as the deputy general manager, safety director and member of the Party committee of Lanzhou Petrochemical Branch from August 2004. He was appointed as the general manager and deputy secretary of the Party committee of Lanzhou Petrochemical Branch and the general manager of Lanzhou Petroleum & Chemical Company in March 2012. He was appointed as an employee representative Supervisor in May 2014. He served as the general manager and secretary of the Party committee of Lanzhou Petrochemical Branch and the general manager of Lanzhou Petroleum & Chemical Company from December 2015. From November 2017, he served as the secretary of the Party committee and general manager of Lanzhou Petrochemical Branch and the executive director and general manager of Lanzhou Petroleum & Chemical Co., Ltd.

Liu Xianhua, aged 57, is an employee representative Supervisor and concurrently the general manager and deputy secretary of the Party committee of Liaoning Sales Branch of the Company and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch. Mr. Liu Xianhua is a professor-level senior economist and holds a master’s degree. He has over 35 years of working experience in China’s petroleum and petrochemical industry. He served as the general manager and deputy secretary of the Party committee of Shandong Sales Branch from September 2002. He served as the general manager and deputy secretary of the Party committee of North-eastern Sales Branch and manager of North-eastern Sales Corporation from March 2012. He served as the general manager and deputy secretary of the Party committee of Liaoning Sales Branch and the general manager of Liaoning Petroleum Corporation from December 2015. He was appointed as an employee representative Supervisor in May 2016. From November 2017, he served as the general manager and deputy secretary of the Party committee of Liaoning Sales Branch and the executive director and general manager of CNPC Liaoning Petroleum Sales Branch.

Li Wendong, aged 56, is an employee representative Supervisor and concurrently the secretary of the Party committee, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd. Mr. Li Wendong is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s petroleum industry. From January 2006, he served as the deputy director and standing member of the Party committee of Pipeline Bureau. From August 2011, he served as the secretary of the Party committee, secretary of the disciplinary committee, president of the trade union and deputy general manager of West Pipeline Branch. From November 2013, he served as the general manager, secretary of the Party committee, secretary of the disciplinary committee and president of the trade union of West Pipeline Branch, and the general manager of West Pipeline Sales Branch. From March 2016, he served as the general manager and secretary of the Party committee of West-East Gas Transmission Pipeline Branch and the general manager of West-East Gas Transmission Sales Branch. He was appointed as an employee representative Supervisor in May 2016. From April 2018, he served as the general manager and secretary of the Party committee of Beijing Natural Gas Pipeline Co., Ltd. From October 2018, he served as the secretary of the Party committee, chairman and general manager of Beijing Natural Gas Pipeline Co., Ltd.

Save as disclosed above, and except that the spouse of Mr. Liu Xianhua held 2,300 A shares of the Company, as at the date of this announcement, none of the above-mentioned employee representative Supervisors (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules); or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, as at the date of this announcement, there is no information on any of the above-mentioned employee representative Supervisors that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Appointment of Chairman of the Supervisory Committee

The Board is pleased to announce that Mr. Xu Wenrong was elected as chairman of the Supervisory Committee.

Change of Members of the Board Committees

The Board is pleased to announce that, in consideration of the role and expertise of the Directors, the members of the Board Committees have been adjusted as follows:

Nomination Committee: Mr. Dai Houliang as chairman, Mr. Cai Jinyong and Mr. Jiang, Simon X. as members; and

Audit Committee: Mr. Cai Jinyong as chairman, Mr. Jiang, Simon X. and Mr. Liu Yuezhen as members.

The chairmen and members of other Board Committees remained unchanged.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, China

11 June 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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